United States securities and exchange commission logo





                             May 24, 2021

       Aitan Zacharin
       Chief Executive Officer
       Greater Cannabis Company, Inc.
       15 Walker Avenue, Suite 101
       Baltimore, MD 21208

                                                        Re: Greater Cannabis
Company, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 7, 2021
                                                            File No. 333-255872

       Dear Mr. Zacharin:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed May 7, 2021

       General

   1. The securities purchase agreement filed as an exhibit to the current report on Form 8-K dated March 16, 2021
indicates that FirstFire Global Opportunities Fund, LLC (the
                                                        "Buyer") does not
appear to be irrevocably bound to acquire all of the securities being offered for resale.
Please revise to remove the common shares underlying the convertible notes that may be
issued in connection with the additional closings. Alternatively, please provide us with your
analysis as to your eligibility to register the resale of the common stock underlying the
convertible notes that may be issued in connection with the
                                                        additional closings at
this time. For guidance, refer to Securities Act Sections Compliance
                                                        & Disclosure
Interpretation 139.11.
 Aitan Zacharin
Greater Cannabis Company, Inc.
May 24, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Drory at 202-551-8342 or Joe McCann at 202-551-6262 with any questions.



                                                           Sincerely,
FirstName LastNameAitan Zacharin
                                                           Division of
Corporation Finance
Comapany NameGreater Cannabis Company, Inc.
                                                           Office of Life
Sciences
May 24, 2021 Page 2
cc:       Dale S. Bergman
FirstName LastName